UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2008

PACIFIC ASIA CHINA ENERGY INC.
(Exact name of registrant as specified in its charter)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2
(Address of principal executive offices)

1.  Un-Audited Interim Financial Statements: Nine Months Ended 11/30/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Un-Audited Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                     Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 000-52200 (Registrant)

Date: February 6, 2008	/s/ Devinder Randhawa
Devinder Randhawa, Chairman/CEO/Director